SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In July 2017:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			10,438,917		0.0664	0.0664

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Conversion in ADRs	28	19,304	0.00	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	31	24,157	0.00	0.00
			Total Conversion ADRs (Out)		43,461		0.00
Shares	Common	Direct with the Company	Exerc Options	03	46,000	3.120960	143,564.16
Shares	Common	Direct with the Company	Exerc Options	11	30,125	9.359600	281,957.95
Shares	Common	Direct with the Company	Exerc Options	11	25,385	11.972000	303,909.22
Shares	Common	Direct with the Company	Exerc Options	31	212,039	2.462738	522,196.63
Shares	Common	Direct with the Company	Exerc Options	31	59,750	1.296480	77,464.68
Shares	Common	Direct with the Company	Exerc Options	31	38,080	11.972000	455,893.76
			Total Sell		411,379		1,784,986.40

Shares	Common	Direct with the Company	Plan of Shares Acquisition	03	7,854	18.28	143,571.12
Shares	Common	Direct with the Company	Plan of Shares Acquisition	07	4,477	18.02	80,675.54
Shares	Common	Direct with the Company	Plan of Shares Acquisition	11	31,635	18.52	585,880.20
Shares	Common	Direct with the Company	Plan of Shares Acquisition	31	23,807	19.15	455,904.05
			Total Buy		67,773		1,266,030.91

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			10,051,850		0.0640	0.0640

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In July 2017:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price USD	Volume (USD) (3)

ADR (*)	Common	Direct with the Company	Conversion in ADRs	28	19,304	0.0000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	31	24,157	0.0000	0.00
			Total Conversion ADRs (In)		43,461

ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	28	136,416	6.05	825,316.00
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	31	9,193	6.08	55,894.60
			Total Buy		145,609		881,210.60

ADR (*)	Common	Direct with the Company	Exerc Options	28	155,720	5.300	825,316.00
ADR (*)	Common	Direct with the Company	Exerc Options	31	33,350	1.676	55,894.60
			Total Sell		189,070		881,210.60

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

(*)    Each ADR is equivalent to 1 (one) share.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In July 2017:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Subsidiary Name: Ambev Luxembourg S.À.R.L.
Qualification: Position – Total Return Swap

Transactions in the month

Securities / Derivatives	Securities Characteristics (1)	Intermediary	Operation	Day (*)	Quantity (**)	Price USD	Volume (USD) (2)
Swap	Swap referenced in Shares	N/A	Total Return Swap Conclusion	31	1,775,000	19.1999	34,079,822.50
			Total operation		1,775,000		34,079,822.50

(1)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(2)      Quantity multiplied by price.

(*) In accordance with the Circular Letter/CVM/SEP/Nº07/2017, date information of the total return swap conclusion and not the date of the financial settlement of the transaction.

(**) The reported quantity is not actually related to a purchase or sale, but an economic exposure arising from the conclusion of a swap agreement on a consolidated basis, in accordance with the Circular Letter/CVM/SEP/Nº07/2017.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2017

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer